UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of       December, 2003

Commission File Number    0-29586

(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes              No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes          No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNorth industries inc.
(formerly: Energy Power Systems Limited)

Date: December 2, 2003                     By: ____"Sandra J. Hall"____ ______
                                                  Sandra J. Hall,
                                                  President, Secretary & Director

(the "Corporation")

SUPPLEMENTAL MAILING LIST

Canadian securities legislation obliges the Corporation to deliver its interim financial statements to any person or company who submits a written request to the Corporation for such statements, including a statement signed by such person or company that the person or company is the owner of securities of the Corporation. If you would like your name placed on the supplemental mailing list maintained by the Corporation for this purpose, kindly complete the form below and return it to the Corporation at the following address:

ENERNORTH INDUSTRIES INC.
Suite 301
2 Adelaide Street West
Toronto, Ontario
M5H 1L6

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ENERNORTH INDUSTRIES INC.

I would like my name placed on the supplemental list of shareholders maintained by the Corporation for purposes of receiving the Corporation’s interim financial statements or reports and confirm that I am a registered holder or beneficial owner of securities of the Corporation.

Name:        ____________________________________________________________
(Please print)
Address:    ____________________________________________________________

____________________________________________________________

Signature:    _____________________________        Date:    __________________